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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                November                         2006
                        --------------------------------        -----------
Commission File Number         000-51034
                        --------------------------------

                           ACE Aviation Holdings Inc.
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                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                          Form 40-F         X
                         ----------------                    ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                No          X
                     ------------------               ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


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                                 DOCUMENT INDEX

1. Excerpts from the November 24, 2006 announcement by ACE Aviation Holdings Inc. and Air Canada of the successful completion of the initial public offering of Air Canada and secondary offering of Air Canada shares.



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                                                                      Document 1

On November 24, 2006, ACE Aviation Holdings Inc. and Air Canada announced the successful completion of the Air Canada initial public offering and the secondary offering Of Air Canada shares. Excerpts from the announcement are set forth below.


    ACE AVIATION AND AIR CANADA SUCCESSFULLY COMPLETE AIR CANADA INITIAL PUBLIC OFFERING AND SECONDARY OFFERING OF AIR CANADA SHARES FOR GROSS PROCEEDS OF $525 MILLION

    MONTREAL, November 24, 2006 - ACE Aviation Holdings Inc. (ACE) and Air Canada today announced that they have completed an initial public offering and secondary offering of an aggregate 25 million Air Canada shares at $21 per share for gross proceeds of $525 million. The Air Canada shares trade on the Toronto Stock Exchange under the ticker symbol AC.a for the Class A Variable Voting Shares and the symbol AC.b for the Class B Voting Shares.

    Through the Initial Public Offering, Air Canada sold an aggregate of 9,523,810 Variable Voting Shares and Voting Shares ("Treasury Shares") for gross proceeds of $200 million to be used for general corporate purposes, including the partial funding of its fleet renewal program. In a secondary offering, ACE sold an aggregate of 15,476,190 Variable Voting Shares and Voting Shares ("Secondary Shares") for gross proceeds of $325 million.

    An aggregate of 100 million Class A Variable Voting Shares and Class B Voting shares in the capital of Air Canada are issued and outstanding. ACE retains control of Air Canada through a 75% majority interest.

    ACE Aviation has also granted the underwriters an over-allotment option to purchase up to an additional 3.75 million shares, representing 15% of the Offered Shares, for a period of up to 30 days following the closing.

    Air Canada also has access to a $400 million senior secured revolving credit facility pursuant to an amended and restated credit agreement entered into with a syndicate of lenders. The facility will be used by Air Canada for working capital and general corporate purposes.

    The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

    This press release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

    ABOUT ACE AVIATION HOLDINGS INC.

    ACE is a holding company of various aviation interests including Air Canada, Aeroplan Limited Partnership, Jazz Air LP and ACTS Limited Partnership.

    ABOUT AIR CANADA

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    Air Canada is Canada's largest domestic and international airline and the largest provider of scheduled services in the Canadian market, the Canada-U.S. transborder market and in the international market to and from Canada. Together with its regional affiliate Jazz, Air Canada serves 31 million customers annually and provides direct passenger service to 157 destinations on five continents. Air Canada is a founding member of Star Alliance, providing the world's most comprehensive air transportation network.


CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE or Air Canada. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs, employee relations, labour negotiations or disputes, labour costs, restructuring, pension issues, currency exchange and interest rates, changes in law, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United States and the factors identified in the Risk Factors section of Air Canada's final base PREP prospectus dated November 16, 2006 relating to the offering announced in this press release. The forward-looking statements contained herein represent ACE's and Air Canada's expectations as of the date they are made and are subject to change after such date. However, ACE and Air Canada disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.


                                     - 30 -


    ACE Contacts:   Isabelle Arthur (Montreal)                 (514) 422-5788
                    Peter Fitzpatrick (Toronto)                (416) 263-5576
                    Angela Mah (Vancouver)                     (604) 270-5741


    Internet:       aircanada.com
                    aceaviation.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACE AVIATION HOLDINGS INC.
                                   ---------------------------------------------
                                                    (Registrant)

Date:   November 24, 2006          By:  /s/ Brian Dunne
      -------------------------        ------------------------------------
                                       Name:  Brian Dunne
                                       Title: Executive Vice President & Chief
                                              Financial Officer